Exhibit 7
                                                                    ---------

                              NationsBridge, L.L.C.
                             100 North Tryon Street
                                  NC1-007-07-01
                               Charlotte, NC 28255


                                November 26, 1996


J. W. Childs Equity Partners, L.P.
JWC Holdings I, Inc.
JWC Acquisition I, Inc.
One Federal Street
21st Floor
Boston, Massachusetts 02110
Attention:  Mr. Steven Segal

Re:  Bridge Commitment Letter

Dear Mr. Segal:

You have advised NationsBridge, L.L.C. ("NationsBridge") that J.W. Childs Equity Partners, L.P. and certain of its affiliates ("JWC") have formed JWC Holdings I, Inc., a Delaware corporation ("Holdings") and JWC Acquisition I, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings ("JWCAC"), for the purpose of acquiring (the "Acquisition") all of the outstanding common stock, par value $.01 per share ("Target Stock"), of Central Tractor Farm & Country, Inc., a Delaware corporation (the "Target"), pursuant to a merger agreement and related agreements providing for (i) the purchase by JWCAC (the "Initial Stock Purchase") of 1,048,214 shares of Target Stock owned by Butler Capital Corporation and its affiliates ("Target Shareholder") at a price per share of Target Stock of $14.00, (ii) following the expiration of all applicable regulatory waiting periods, the purchase by JWCAC (the "Additional Stock Purchase" and, together with the Initial Stock Purchase, the "Stock Purchase") of (x) 5,783,515 shares of Target Stock owned by Target Shareholder at a price per share of Target Stock of $14.00, (y) warrants (the "Warrants") to purchase 230,523 shares of Target Stock (the "Warrant Shares") from Target Shareholder at a price per share of Target Stock of $14.00 (or approximately $10.40 per share net of the exercise price) and (z) on January 2, 1997, 146,299 shares of Target Stock from certain members of senior management of the Target at a price per share of Target Stock of $14.00, (iii) concurrently with the Additional Stock Purchase, the retirement by the Target (the "Note Retirement") of the $16.0 million aggregate principal amount 7% Convertible Subordinated Notes due 2002 (the "Convertible Note") issued by the Target to the Target Shareholder at an aggregate price of $16.0 million and (iv) as soon as practicable following the Additional Stock Purchase, the merger (the "Merger") of the Target with JWCAC, with the Target surviving such Merger (as such survivor, the "Company"). The Initial Stock Purchase will be consummated as soon as possible following the execution and delivery of the Merger Agreement. Pursuant to the Merger, each share of Target Stock will be converted into the right to receive $14.25. Following the Merger, JWC will own at least 75% of the fully-diluted common stock of Holdings, certain members of management of the Company ("Management") shall own at least approximately 8% of the fully-diluted common stock of Holdings, Holdings will own 100% of the fully-diluted common stock of the Company, and no other person shall own any share of the

Target Stock, any common stock of the Company or any right to acquire any such stock, and no person shall own any common stock of Holdings or options to purchase common stock of Holdings (except on terms and conditions reasonably acceptable to NationsBridge (other than the Warrants (as defined in Exhibits A and C-2 hereto)).

We also understand that up to approximately $184.0 million of new funds are required to consummate the Acquisition, to fund the Note Retirement (it being understood that the Convertible Note constitutes all of the existing indebtedness of the Target; other than capitalized lease obligations of approximately $1.0 million and working capital indebtedness) and to pay transaction costs. Of such amount, (i) not less than $55.3 million would be provided through the issuance and sale for cash of equity of Holdings of which
(x) not less than $55.0 million would be provided through the issuance and sale of common stock of Holdings (the net cash proceeds of which will be contributed to JWCAC), including the retention of common stock of the Target (and options to purchase such common stock) with an aggregate value of up to $5.0 million by Management and not less than $40.0 million in cash to be provided by JWC (the "Common Equity Financing") and (y) at least $10.0 million would be provided through the issuance and sale for cash of preferred stock of Holdings having terms and conditions acceptable to NationsBridge (the "Preferred Equity Financing" and, together with the Common Equity Financing, the "Equity Financing"), (ii) at least $100.0 million would be provided by the issuance by JWCAC of senior debt securities and (iii) the remainder (including amounts necessary to fund or refinance working capital indebtedness) would provided through borrowings under a $38.0 million term and revolving loan facility (the "Bank Financing") made available to JWCAC and guaranteed by Holdings by a bank group (the "Bank Group") led by Fleet National Bank ("Fleet"). The Acquisition, the Merger, the Stock Purchase, the Note Retirement, the Equity Financing, the Bank Financing, the refinancing of existing indebtedness of the Target, the debt issuance and sale contemplated hereby and the issuance and sale of the Securities (as defined below), including, without limitation, the Refinancing Securities (as defined in Exhibit A hereto) are herein referred to as the "Transaction."

In connection with the foregoing, we are pleased to advise you that NationsBridge hereby commits (the "Commitment"), subject to the terms and conditions set out below (including the exhibits hereto which are incorporated into and made a part of this Bridge Commitment Letter), that it and/or one or more of its affiliates will purchase up to $100.0 million in aggregate principal amount of bridge notes (the "Bridge Notes"), the proceeds of which, together with the Bank Financing and the Equity Financing, will be used to consummate the Acquisition. The principal terms of the Bridge Notes are set forth in Exhibit A. If information comes to the attention of NationsBridge, which information relates to conditions or events not previously disclosed to NationsBridge or relating to new information or additional developments concerning conditions or events previously disclosed to NationsBridge which NationsBridge reasonably believes may have a material adverse effect on the condition (financial or otherwise), assets, properties, business, operations or prospects of Holdings, JWCAC, the Target and their subsidiaries, taken as a whole, NationsBridge may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection or decline to participate in the proposed financing.

You have advised us that the Commitment is a condition precedent to the signing of definitive purchase and sale agreements relating to the Acquisition. You have also advised us that a copy of this letter (the "Bridge Commitment

Letter"), and the attached Summaries of Indicative Terms and Conditions (Exhibits A and B) will be provided to the Target, but that you understand that our obligation to make any monies available to JWCAC is subject expressly to the execution and delivery of definitive documentation, including without limitation, a definitive securities purchase agreement (the "Securities Purchase Agreement") satisfactory to us and covering the matters expressly referred to herein and covering such other matters as we may reasonably request, and related documents such as an indenture and a warrant agreement (the "Warrant Agreement") (together the "Definitive Documents") and satisfaction of the other conditions precedent set out in Exhibit A hereto.

JWC, Holdings and JWCAC, jointly and severally, agree to pay to NationsBridge the fees, and to reimburse NationsBridge's expenses, as discussed in Exhibit C-1 hereto.

You have also advised us that JWC, Holdings and JWCAC intend to proceed with the issuance of up to $100.0 million in aggregate principal amount of senior unsecured notes of JWCAC in a registered public offering or in a private placement for resale pursuant to Rule 144A under the Securities Act of 1933, as amended, with the proceeds of which will be utilized to fund, in part, the Acquisition in lieu of the Bridge Notes or to refinance the Bridge Notes.

Each of JWC, Holdings and JWCAC has agreed to execute a separate letter of engagement and indemnity designating NationsBanc Capital Markets, Inc. ("NCMI") as the sole underwriter or placement agent for any and all securities (other than (a) the Equity Financing, (b) other equity financing reasonably acceptable to NationsBridge provided by the holders of common stock of Holdings immediately following consummation of the Acquisition and (c) the Bank Financing (or any refinancing thereof with additional bank financing)) required to consummate the Acquisition and/or to refinance the Bridge Securities (as defined in Exhibit A hereto) (all such securities, including any Refinancing Securities, the "Securities"). Each of JWC, Holdings and JWCAC will make their respective representatives available for meetings with potential investors and otherwise use all reasonable efforts to assist in the sale or placement of the Securities. Each of JWC, Holdings and JWCAC agrees that upon notice by NCMI (a "Debt Securities Notice"), at any time and from time to time following the date hereof and prior to the consummation of the Acquisition, the Company will issue and sell such aggregate principal amount (up to $100.0 million) of senior debt Securities upon such terms and conditions as may be specified in the Debt Securities Notice. Each of JWC, Holdings and JWCAC also agrees that: (i) the interest rate on any such debt Securities (whether floating or fixed) shall be determined by NCMI in light of the then prevailing market conditions, but in no event shall the yield on such Securities exceed 14% per annum (exclusive of any discount attributable to any Warrants issued in connection therewith);
(ii) NCMI, in its reasonable discretion after consultation with JWCAC, shall determine whether such Securities will be issued through a registered public offering or a private placement for resale pursuant to Rule 144A; (iii) such Securities will contain such terms (including registration rights, in the event of a private placement), conditions and covenants as are customary for similar financings and are reasonably satisfactory in all respects to NCMI; and
(iv) all other arrangements with respect to such Securities shall be reasonably satisfactory in all respects to NCMI in light of then prevailing market conditions.

The Commitment is not assignable by any of you. Nothing in this Bridge Commitment Letter, express or implied, shall give any person, other than the parties hereto, any benefit or any legal or equitable right, remedy or claim under this Bridge Commitment Letter. Upon consummation of the Transaction and the absolute and unconditional written assumption by Holdings and JWCAC of JWC's obligations hereunder, JWC shall be released from all obligations.

Each of JWC, Holdings and JWCAC, jointly and severally, agrees to indemnify and hold NationsBridge and its affiliates harmless to the extent set forth in Exhibit D to this Bridge Commitment Letter and, to the extent as set forth in Exhibit C-1, to reimburse NationsBridge for all reasonable out-of-pocket costs, expenses and other payments, including but not limited to reasonable legal fees and disbursements incurred or made in connection with the Commitment, the Securities, the Refinancing Securities and the preparation, execution and delivery of the Definitive Documents, regardless of whether or not the Definitive Documents are executed.

Additionally, following public announcement of the Acquisition, you agree to allow NationsBridge, NCMI or any of their affiliates to reference this Commitment for the benefit of promoting NationsBridge, NCMI or one of their affiliates.

This Bridge Commitment Letter and the attached Exhibits A, B, C-1, C-2 and D set forth the entire understanding of the parties as to the scope of the Commitment and NationsBridge's obligations thereunder. Capitalized terms used in such Exhibits without definition shall have the meanings provided herein. This Commitment will expire upon the earliest of (i) the closing of the Acquisition without the issuance of the Bridge Notes; (ii) termination of the Merger Agreement; or (iii) after 5:00 p.m. on November 26, 1996 unless accepted prior to such time; provided, however, after acceptance, the Commitment hereunder will terminate on April 30, 1997 (unless funding of the Bridge Notes has occurred by such time).

In conjunction with the services and transactions contemplated hereby, each of JWC, Holdings and JWCAC agrees that NationsBridge is permitted to access, use, or share with any of its bank or non-bank affiliates, agents or representatives, any information concerning JWC, JWCAC, the Target and their respective affiliates that is or may come into the possession of NationsBridge or any of such affiliates. NationsBridge and its affiliates will treat confidential information relating to JWC, JWCAC, Holdings, the Target and their respective affiliates with the same degree of care as they treat their own confidential information.

Except as required by applicable law, this Bridge Commitment Letter and the contents hereof shall not be disclosed by you to any third party without the prior written consent of NationsBridge, other than to your attorneys, financial advisors and accountants, in each case only to the extent necessary in your reasonable judgment; provided, however, it being understood and agreed that, after acceptance and execution of this Bridge Commitment Letter, you may disclose the terms of this letter (excluding Exhibits C-1 and C-2 hereto) to the Target (including its board of directors, senior management and advisors), Target Shareholder and the Bank Group in connection with the Acquisition. Without limiting the foregoing, in the event that you disclose the contents of this letter in contravention of the preceding sentence, you shall be deemed to have accepted the terms of this letter.

This Bridge Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York as applied to contracts made and performed within such state, without giving effect to the principles of conflicts of laws thereof. To the fullest extent permitted by applicable law, each of NationsBridge, JWC, Holdings and JWCAC hereby irrevocably submits to the jurisdiction of any New York State court or Federal court sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of the Commitment and irrevocably agrees that all claims in respect of any such suit, action, or proceeding may be heard and determined in any such court. Each of NationsBridge, JWC, Holdings and JWCAC waives, to the fullest extent permitted by applicable law, trial by jury, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

This letter supersedes the letter delivered to you by NationsBridge dated as of November 21, 1996 relating to the Target and such prior letter is void and shall have no further force or effect.

Please indicate your acceptance of our Commitment and your agreement to the matters contained in this Bridge Commitment Letter and the exhibits hereto by executing this document and returning it to us prior to the time of expiration set forth above.

                            [Signature Page Follows]

                                           Sincerely,

                                           NATIONSBRIDGE, L.L.C.


                                           By: /s/ Peter M. Sherman
                                               -------------------------
                                           Name:  Peter M. Sherman
                                           Title:  Sr. Vice President


Accepted and Agreed to as of the
date first hereunder written:

J. W. CHILDS EQUITY PARTNERS, L.P.

By:      J.W.CHILDS ADVISORS, L.P.,
         its General Partner

By:      J.W. CHILDS ASSOCIATES, L.P.,
         its General Partner

By:      J.W. CHILDS ASSOCIATES, INC.,
         its General Partner


By: /s/  Adam Suttin
   -------------------------
Name:  Adam Suttin
Title:  V.P.


JWC HOLDINGS I, INC.


By: /s/  Adam Suttin
   -------------------------
Name:  Adam Suttin
Title:  V.P.


JWC ACQUISITION I, INC.


By: /s/  Adam Suttin
   -------------------------
Name:  Adam Suttin
Title:  V.P.

                                    EXHIBIT A


                             JWC ACQUISITION I, INC.

                           SENIOR SECURED BRIDGE NOTES

                   SUMMARY OF INDICATIVE TERMS AND CONDITIONS

The Commitment of NationsBridge, L.L.C. to purchase the Senior Secured Bridge Notes of JWC Acquisition I, Inc. will be subject to the negotiation and execution of definitive documentation including a definitive securities purchase agreement (the "Securities Purchase Agreement") and an indenture or loan agreement that will contain terms and conditions as set forth herein and such other conditions precedent, covenants, representations and warranties, events of default and other provisions as are customary for financings of this kind.

ISSUER: JWC Acquisition I, Inc. ("JWCAC"), a special purpose corporation wholly-owned by JWC Holdings I, Inc. ("Holdings") which has been formed by J.W. Childs Equity Partners, L.P. and certain of its affiliates ("JWC"), certain management investors and affiliates of NationsBridge, L.L.C. ("NationsBridge") and Fleet National Bank ("Fleet")for the purpose of acquiring (the "Acquisition") all of the outstanding common stock of Central Tractor Farm & Country, Inc. (the "Target") pursuant to a merger of JWCAC and Target, with Target surviving such merger (the "Company"). The issuer of the Bridge Notes will be the primary obligor under the Bank Financing.

INITIAL
PURCHASER:        NationsBridge or an affiliate thereof and other purchasers arranged by NationsBridge.

ISSUE:            Senior Secured Bridge Notes (the "Bridge Notes").

PRINCIPAL
AMOUNT: Up to $100 million; provided, however, that the aggregate principal amount of the Bridge Notes to be purchased by NationsBridge shall be reduced to the extent that, after giving pro forma effect to the Acquisition, the Merger, the Equity Financing, the Bank Financing and the issuance of the Bridge Notes (in accordance with Regulation S-X under the Securities Act of 1933, as amended), (i) the ratio of the Company's total long-term debt as of the last day of the most recently completed month for which financial statements are available (the "Determination Date") to its operating income before depreciation and amortization for the twelve most recently completed months for which financial statements are available would exceed 5.30 to 1.0 and (ii) the total short-term debt net of cash of the Company as of the Determination Date exceeds $22 million.

PRICE:            100% of the principal amount.

MATURITY:         Twelve months from the date of issuance (the "Maturity
                  Date").

GUARANTEES:       The Bridge Notes will be guaranteed by Holdings and by all current and future subsidiaries of the Company.

COLLATERAL AND
RANKING: The Bridge Notes and/or the guarantees thereof will be secured by a first priority perfected pledge of the stock of the Issuer (the "Collateral"); provided, that the indebtedness under the Bank Facility may be secured by the Collateral on a second priority basis on terms and conditions satisfactory to NationsBridge. The Bridge Notes and guarantees thereof will be senior to all subordinated obligations of the Issuer and the guarantors.

INTEREST RATE:    Interest shall be payable at the "Base Rate" plus the
                  Applicable Margin.  The Applicable Margin shall initially be
                  350 basis points per annum increasing by an additional 50 basis points per annum on each three-month anniversary of the date of issuance for as long as the Bridge Notes are outstanding; provided that such rate shall not exceed 17% per annum; provided, further, that the portion, if any, of any interest payments representing a rate per annum in excess of 15% may, at the Company's option, be paid by issuing additional Bridge Notes with a principal amount equal to such excess portion of interest. Notwithstanding the foregoing, in the case of an event of default with respect to the Bridge
                  Notes, the Applicable Margin shall be increased by 200 basis points per annum. "Base Rate" means the Prime Rate as announced by NationsBank, N.A. from time to time.

INTEREST
PAYMENTS:         Quarterly in arrears.

OPTIONAL
REDEMPTION:       The Bridge Notes may be redeemed prior to the Maturity Date, in whole or in part, upon written notice, at the option of the Company, at any time at par (without penalty) plus accrued interest to the redemption date.

MANDATORY
EXCHANGE:         If the Bridge Notes have not been previously redeemed in full for cash on or prior to maturity thereof, the principal of the Bridge Notes outstanding at maturity shall, subject to certain conditions precedent, be satisfied at maturity through the issuance and delivery of Senior Secured Rollover
                  Notes with a maturity of 5 years from the Maturity Date (the
                  "Rollover Notes" and, together with the Bridge Notes, the "Bridge Securities") having the terms described in the attached Exhibit B term sheet. The Rollover Notes will be issued and held in escrow upon the funding of the Bridge
                  Notes and pending such mandatory exchange (the "Rollover
                  Date").

MANDATORY
REDEMPTION:       No sinking fund will be required.  However, subject to
                  certain customary exceptions reasonably acceptable to NationsBridge, the Company will redeem the Bridge Notes (at par plus accrued interest) with: (i) the net proceeds from the issuance of any subordinated debt or equity securities of the Company or any of its subsidiaries; (ii) the net proceeds from the issuance of any other debt of the Company or any of its subsidiaries (except, in the case of any debt secured by assets securing the Bank Financing on the Closing Date, to the extent the proceeds of such debt are required to be paid to reduce the borrowings under the Bank Facility); or (iii) the net proceeds from asset sales to the extent not required to be paid to reduce borrowings under the Bank Financing.

MANDATORY
SECURITY
REFINANCING:      Following the closing of the Acquisition, upon notice (a
                  "Refinancing Securities Notice") by NationsBanc Capital
                  Markets, Inc. ("NCMI") as sole underwriter or placement agent, the Company will issue and sell unsecured senior or senior subordinated debt securities (the "Refinancing
                  Securities") in an amount of up to the greater of (a) the aggregate outstanding principal amount of the Bridge Notes, or (b) $100 million upon such terms and conditions as are specified in the Refinancing Securities Notice; provided, however, that: (i) the interest rate (whether floating or fixed) shall be determined by NCMI in light of the then prevailing market conditions, but in no event shall the yield on the Refinancing Securities issued to refinance the Bridge
                  Notes exceed 14% per annum (exclusive of any discount attributable to any Warrants issued in connection therewith) plus, if required by NCMI to sell or place the Refinancing
                  Securities at any time after the three month anniversary of the issuance of the Bridge Notes, all or any portion of the Warrants (as defined below); and (ii) NCMI, in its reasonable discretion after consultation with the Company, shall determine whether the Refinancing Securities issued to refinance the Bridge Notes shall be issued through a registered public offering or a private placement.

CHANGE OF
CONTROL: In the event of a Change of Control (to be defined), each Bridge Note holder will have the right to require the Company to repurchase the Bridge Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

CONDITIONS
PRECEDENT:        Conditions precedent to initial funding will be usual and
                  customary for transactions of this type and as otherwise deemed appropriate by NationsBridge including but not limited to: (i) the negotiation, execution and delivery of Definitive Documentation with respect to the Bridge Notes reasonably satisfactory to NationsBridge; (ii) a signed merger agreement relating to the Stock Purchase, the Note
                  Retirement, the Merger and the Acquisition, reasonably satisfactory to NationsBridge, which shall provide for aggregate Acquisition consideration not in excess of $155.0 million and consummation of the Acquisition and the Merger on terms reasonably satisfactory to NationsBridge substantially contemporaneously with the issuance of the Bridge Notes;
                  (iii) no material adverse change in the business, operations, prospects, financial or other conditions of the Target and its subsidiaries, taken as a whole since October 28, 1995;
                  (iv) no material adverse change in the financial markets which, in the judgment of NationsBridge, would make it impractical or inadvisable to proceed with the funding of the Bridge Notes or the sale of the Refinancing Securities; (v) the completion of the Bank Financing pursuant to the terms set forth in the commitment letter of even date herewith provided by Fleet (attached as Exhibit E to the Commitment
                  Letter) and on such other terms as are reasonably satisfactory to NationsBridge, and completion of each other component of the Transaction (including the Equity Financing) on terms reasonably satisfactory to NationsBridge; (vi) the delivery to NationsBridge of audited and unqualified financial statements of the Target as of November 2, 1996 for the fiscal year then ended prepared in accordance with generally accepted accounting principles and Regulation S-X under the Securities Act of 1933, as amended, evidencing to NationsBridge's satisfaction that the Company's operating income before depreciation and amortization (calculated on a pro forma basis after giving effect to the Transaction in accordance with Regulation S-X) for the fiscal year ended
                  November 2, 1996 is at least $21 million; (vii) the receipt of legal and solvency opinions satisfactory to NationsBridge;
                  (viii) the delivery to an escrow agent reasonably acceptable to NationsBridge of 7-year warrants to purchase 5% of the common stock of Holdings (on a fully diluted basis but without giving effect to the exercise of options to purchase common stock of Holdings granted to management of the Company on terms and conditions reasonably acceptable to NationsBridge (the "Management Options")) at a nominal strike price, on terms and conditions mutually agreed upon by NationsBridge and JWCAC; (ix) the receipt of all fees due and payable to NationsBridge and/or NCMI; (x) fees and expenses incurred in conjunction with the Transaction shall be limited to $12.5 million; (xi) receipt of stockholder approval from the stockholders of the Target of the Acquisition and Merger;
                  (xii) delivery of all financial statements and information necessary or appropriate in the judgment of NationsBridge in order to facilitate the offering of the Refinancing
                  Securities; (xiii) receipt of all third-party (including governmental) consents necessary or appropriate (as reasonably determined by NationsBridge) to consummate the Transaction on the terms contemplated by the Commitment
                  Letter and expiration of all applicable regulatory waiting periods (provided, that this condition shall be deemed satisfied with respect to landlords' consents and other consents and approvals relating to the ownership and operation of the Target's and its Subsidiaries' stores if all such consents and approvals are obtained with respect to stores whose annual store level cash contribution in the year ended November 2, 1996 aggregated at least 90% of the consolidated store level cash contribution of the Target and its Subsidiaries for such year); and (xiv) the Issuer shall have used its best efforts to make an offering of $100 million aggregate principal amount of unsecured senior debt securities in lieu of the Bridge Notes and to consummate such an offering on the terms provided in the Commitment Letter in connection with the receipt by JWCAC of a Debt Securities
                  Notice.

FINANCIAL
INFORMATION:      The Company shall furnish to NationsBridge information to
                  include but not be limited to: Quarterly consolidated financial statements within 45 days of quarter-end and audited consolidated statements within 90 days of fiscal year-end.

RIGHT TO RESELL
BRIDGE NOTES:     NationsBridge shall have the absolute and unconditional right to resell the Bridge Notes in compliance with applicable law to any third parties. In addition, NationsBridge may share its commitment with any third party.

GOVERNING LAW:    New York.

EXPIRATION DATE:  The obligation of NationsBridge to purchase the Bridge Notes will expire upon the earliest of (i) the completion of the Acquisition without the use of the Bridge Notes, (ii) termination of the Merger Agreement, or (iii) 5:00 p.m. on November 26, 1996 unless accepted prior to such time; provided, however, that after acceptance, the Commitment hereunder will terminate on April 30, 1997 (unless funding of the Bridge Notes has occurred by such time).

FINANCIAL AND
OTHER COVENANTS,
REPS AND
WARRANTIES,EVENTS
OF DEFAULT,
WAIVERS AND
CONSENTS:         Usual and customary for a transaction of this type.

FEES/EXPENSES:    As defined in Exhibit C-1.

WARRANTS:         Upon issuance of the Bridge Notes, Holdings will issue, in blank, and deliver to an escrow agent reasonably acceptable to NationsBridge, warrants to purchase up to 5% of the fully diluted common stock of Holdings (calculated without giving effect to the exercise of the Management Options), exercisable at a nominal price for a period of 7-years (the
                  "Warrants"). The Warrants will be rebated to Holdings in accordance with the provisions set forth in Exhibit C-2.

                                    EXHIBIT B


                             JWC ACQUISITION I, INC.

                          SENIOR SECURED ROLLOVER NOTES

                   SUMMARY OF INDICATIVE TERMS AND CONDITIONS



ISSUER:             The Target, as survivor of the Merger (the "Company").

ISSUE:              Senior Secured Rollover Notes (the "Rollover Notes").

PRINCIPAL AMOUNT:   100% of the then outstanding principal amount of the Bridge
                    Notes.

MATURITY:           Five (5) years from the Rollover Date (the "Final Maturity
                    Date").

GUARANTEES:         Same as Bridge Notes.

COLLATERAL AND
RANKING:            Same as Bridge Notes.

INTEREST RATE:      On the Rollover Date, the interest rate on the Rollover
                    Notes will be established based on the interest rate equal to the greatest of (a) 13.75%, (b) the Applicable Treasury
                    Rate (as defined below) plus 7.25% (the "Treasury Spread") and (c) the Base Rate plus the Applicable Margin on the Bridge Notes in effect on the Rollover Date (i.e., the Applicable Margin would initially be 550 basis points per annum). On each three-month anniversary of the Rollover
                    Date, the interest rate shall be reset to the greatest of
                    (a), (b), or (c) as adjusted in the manner set out below.
                    In the case of (a) above the rate set on the Rollover Date shall increase by 50 basis points on each three-month anniversary of the Rollover Date, in the case of (b) above the Treasury Spread shall increase by 50 basis points on each three-month anniversary of the Rollover Date and in the case of (c) above the Applicable Margin shall increase by 50 basis points on each three-month anniversary of the Rollover Date.

                    The cash interest payable on the Rollover Notes shall be subject to a cash interest cap of 15% per annum. Additional interest, if any, may, at the Company's option, be paid through the issuance of additional Rollover Notes with a principal amount equal to the amount of interest paid, provided that the yield on the Rollover Notes shall not exceed 18% per annum. Notwithstanding the foregoing, in the case of an event of default with respect to the Rollover Notes, the applicable interest rate shall be increased by 200 basis points.

                    The interest reset date to establish the interest rate for a given three-month period shall be 10 business days prior to the conclusion of the previous period.

                    For the purposes of this Summary of Indicative Terms and Conditions, the "Applicable Treasury Rate" means the rate applicable to the most recent auction of direct obligations of the United States having a maturity closest to the Rollover Notes, as published by the Board of Governors of the Federal Reserve System.

INTEREST PAYMENTS:  Quarterly in arrears.

OPTIONAL
REDEMPTION:         For so long as they are held by NationsBridge, the Rollover
                    Notes will be redeemable at the option of the Company, in whole or in part, at any time, at par plus accrued and unpaid interest to the redemption date. If the Rollover
                    Notes are sold to third party purchasers on a fixed rate basis (it being understood that NationsBridge shall have the right to unilaterally fix the interest rate on the Rollover Notes at a rate that is no higher than 15% per annum in conjunction with such third party sales and it also being understood that no such third party sales shall take place unless the Company has been given 10 days prior notice), the Rollover Notes will be non-callable for three
                    (3) years from the Rollover Date and will be callable thereafter at par plus accrued interest plus a premium equal to the coupon in effect on the Rollover Date declining ratably to par one year prior to the maturity of the Rollover Notes.

REGISTRATION
RIGHTS: Holders of the Rollover Notes will be entitled to registration rights that will require the Company to file a registration statement prior to the Rollover Date and (unless such holders shall have otherwise agreed which agreement shall not be unreasonably withheld) will require that such registration statement be declared effective no later than the Rollover Date and remain effective so long as the Rollover Notes remain outstanding.

RIGHT TO SELL
ROLLOVER NOTES:     NationsBridge shall have the absolute and unconditional
                    right to resell the Rollover Notes in compliance with applicable law to any third parties.

GOVERNING LAW:      New York.

CONDITIONS
PRECEDENT TO
ISSUANCE OF
ROLLOVER NOTES:     The ability of the Company to issue any Rollover Notes in
                    exchange for any Bridge Notes is subject to the following conditions being satisfied:

                            (i) on the Rollover Date, there shall exist no event of default with respect to the Bridge Notes or event which with notice and/or lapse of time would become such an event of default;

                           (ii) all fees then due to NationsBridge and/or NCMI shall have been paid in full; and

                          (iii) no order, decree, injunction or judgment enjoining the issuance of any Rollover Notes shall be in effect.

MANDATORY
REDEMPTION,
MANDATORY SECURITY
REFINANCING,
FINANCIAL AND
OTHER COVENANTS,
EVENTS OF DEFAULT:  Same as the Bridge Notes except that the maximum cash interest rate applicable under any Mandatory Securities Refinancing Notice shall each be 100 basis points greater.

                                   EXHIBIT C-1

                             JWC ACQUISITION I, INC.

                                FEES AND EXPENSES

The fee schedule set out below assumes the engagement of NationsBanc Capital Markets, Inc. ("NCMI") as the sole underwriter or placement agent of any and all securities required to consummate the Acquisition (other than (a) the Equity Financing, (b) other equity financing reasonably acceptable to NationsBridge provided by the holders of common stock of Holdings immediately following consummation of the Acquisition and (c) the Bank Financing (or any refinancing thereof with additional bank financing)), including, without limitation, up to $100 million of debt securities of the Company.

JWC, Holdings and JWCAC, jointly and severally, agree to pay NationsBridge the following fees:

         (i) a non-refundable fee (the "Commitment Fee"), in an amount equal to 1.00% of the aggregate principal amount of the Bridge Notes that are subject to the Commitment, such Commitment Fee to be payable in cash upon the closing of the Acquisition.

         (ii) if the Acquisition does not close and to the extent that JWC, Holdings, JWCAC or any of their respective affiliates receives any "topping," "break-up" or other similar arrangement (the "Break-up Fee"), NationsBridge will receive an amount in cash equal to 25% of such Break-up Fee (net of the amounts actually paid out of such Break-Up Fee to reimburse the reasonable out-of-pocket expenses).

         (iii) a non-refundable fee of 2.00% (the "Funding Fee") of the aggregate principal amount of any Bridge Notes issued, such fee to be payable in cash upon the issuance of any Bridge Notes.
                In the event the Bridge Notes are refinanced with the proceeds of Refinancing Securities sold or placed by NCMI within 90 days of the date of issuance thereof, an amount not exceeding the lesser of (x) $500,000 and (y) 25% of the Funding Fee actually paid by the Company shall be repaid to the Company.

         (iv) a non-refundable fee of 1.00% (the "Duration Fee") of the aggregate principal amount, if any, of Bridge Notes outstanding 180 days after the issuance date, such fee to be payable in cash upon such 180th day.

         (v) a non-refundable fee (the "Rollover Fee") in an amount equal to 3.00% of the principal amount of any Rollover Notes issued, which fee shall be payable in cash upon any exchange of Bridge Notes for Rollover Notes.

         (vi) in the event the Merger Agreement is executed by JWC, Holdings, JWCAC and the Target, JWC, Holdings and JWCAC, jointly and severally, will pay all reasonable costs and expenses including but not limited to legal fees and disbursements incurred or made in connection with the Commitment and the preparation, execution and delivery of Definitive Documents for the Bridge Securities, regardless of whether or not such Definitive

                Documents are executed upon the earlier to occur of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

                                   EXHIBIT C-2


                              JWC HOLDINGS I, INC.

                                    WARRANTS

As a condition to NationsBridge's purchase of any Bridge Notes, Holdings will be required to issue, in blank, and deliver to an escrow agent reasonably acceptable to NationsBridge, warrants to purchase up to 5% of the fully diluted common stock of Holdings (calculated without giving effect to the exercise of the Management Options), exercisable at a nominal price for a period of 7 years (the "Warrants").

To the extent that Warrants are required in connection with the sale of the Refinancing Securities or any other Securities other than the Bridge Notes, Warrants may be removed from escrow by NationsBridge, for delivery through NCMI to the purchasers of such Securities. In addition, unless previously utilized in connection with the placement of Securities pursuant to the preceding sentence, a proportion of the original amount of escrowed Warrants will be released from escrow and returned to Holdings, with the proportion retained by NationsBridge and the portion to be returned to Holdings to be based on the length of time the Bridge Notes remained outstanding as set out below:

          Bridge Notes         Warrant          Warrant Percentage
             Remain           Percentage           Retained by
           Outstanding         Returned           NationsBridge

        0-89 days               100%                    0%
        90-179 days              75%                   25%
        180-269 days             50%                   50%
        270-360 days             25%                   75%
        361 days or more          0%                  100%


Warrants returned to Holdings shall be returned upon payment in full of the Bridge Securities; Warrants retained by NationsBridge pursuant to the preceding sentence shall be removed from escrow upon the earlier to occur of payment in full of the Bridge Securities or the Rollover Date.

JWC shall cause Holdings to provide the holders of Warrants with customary demand (after five years and on one occasion only) and unlimited "piggyback" registration rights and "tag-along" rights relating to the Warrants.

To the extent required by applicable regulations, all or a portion of any Warrants to be issued to NationsBridge may be exercisable for non-voting common stock of Holdings. Additionally, NationsBridge may assign, in whole or in part, its right to receive any Warrants to any third party.

                                    EXHIBIT D


                           INDEMNIFICATION PROVISIONS

In the event that NationsBridge becomes involved in any capacity in any action, proceeding or investigation in connection with any matter contemplated by this Commitment Letter, each of JWC, Holdings and JWCAC, jointly and severally, will reimburse NationsBridge for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) as they are incurred by NationsBridge. Each of JWC, Holdings and JWCAC, jointly and severally, also agree to indemnify and hold harmless NationsBridge and its affiliates and their respective control persons, directors, officers, employees and agents (the "Indemnified Parties") from and against any and all losses, claims, damages and liabilities, joint or several, related to or arising out of any matter contemplated by this Commitment Letter, unless (and only to the extent that) it shall be finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence or willful misconduct of NationsBridge. The Indemnified Parties will promptly notify JWC, Holdings and JWCAC upon receipt of written notice of any claim or threat to institute a claim; provided that any failure by the Indemnified Parties to give such notice shall not relieve JWC, Holdings or JWCAC from the obligation to indemnify the Indemnified Parties except to the extent such failure has materially prejudiced the rights of JWC, Holdings or JWCAC.

If any action, claim, investigation or other proceeding is instituted or threatened against any Indemnified Parties in respect of which indemnity may be sought hereunder, JWC, Holdings and JWCAC shall be entitled to assume the defense thereof with counsel selected by JWC, Holdings and JWCAC (which counsel shall be reasonably satisfactory to such Indemnified Parties) and after notice from JWC, Holdings and JWCAC to such Indemnified Parties of their election so to assume the defense thereof, JWC, Holdings and JWCAC will not be liable to such Indemnified Parties hereunder for any legal or other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof other than reasonable costs of investigation and such other expenses as have been approved in advance; provided that (i) if counsel for such Indemnified Parties determines in good faith that there is a conflict that requires separate representation for JWC, Holdings and JWCAC, on the one hand, and such Indemnified Parties, on the other hand, or (ii) JWC, Holdings and JWCAC fail to assume or proceed in a timely and reasonable manner with the defense of such action or fail to employ counsel reasonably satisfactory to such Indemnified Parties in any such action, then in either such event such Indemnified Parties shall be entitled to select one primary counsel (in addition to any necessary local counsel), of their own choice to represent such Indemnified Parties and JWC, Holdings and JWCAC shall not, or shall no longer, be entitled to assume the defense thereof on behalf of such Indemnified Parties and such Indemnified Parties shall be entitled to indemnification for the reasonable expenses (including reasonable fees and expenses of such counsel) to the extent provided in the preceding paragraph. Such counsel shall, to the fullest extent consistent with its professional responsibilities, cooperate with JWC, Holdings and JWCAC and any counsel designated by JWC, Holdings and JWCAC. Nothing contained herein shall preclude any Indemnified Parties, at their own expense, from retaining additional counsel to represent such Indemnified Parties in any action with respect to which indemnity may be sought from JWC, Holdings and JWCAC hereunder. JWC, Holdings and JWCAC shall not be liable under this agreement for any settlement made by any Indemnified Parties without their prior written consent, and each of JWC, Holdings and JWCAC, jointly and severally, agrees to indemnify and hold harmless any Indemnified Parties from and against any loss or liability by reason of the settlement of any claim or action with the consent of JWC, Holdings and JWCAC. JWC, Holdings and JWCAC shall not settle any such claim or action without the prior written consent of the Indemnified Parties unless such settlement provides for a full release of claims against the Indemnified Parties.

If the indemnification provided for herein is unavailable to an Indemnified Party in respect of any losses, claims, damages, liabilities or judgments referred to therein, then JWC, Holdings and JWCAC, in lieu of indemnifying such Indemnified Party, shall, jointly and severally, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by JWC, Holdings and JWCAC, on the one hand, and NationsBridge, on the other, from the Transaction and the other transactions contemplated by the Commitment Letter or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of JWC, Holdings and JWCAC, on the one hand, and NationsBridge, on the other, in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.